40-33

AIM INVESTMENTS

811-03826
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING
RECEIVED
AUG 22 2006
WASH. D.C.
213 SECTION

August 17, 2006

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Plaintiffs' Response to Judge Motz's Letter with Attachments 1-3** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

06045056

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
SEP 01 2006
THOMSON FINANCIAL

S:\srr\Litigation\MDL\Corr\L-081706SEC.doc
081706 (1) vtt

## Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

WECHSLER HARWOOD LLP
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE: (212) 935-7400
TELECOPIER: (212) 753-3630



August 17, 2006

The Hon. J. Frederick Motz
United States District Judge
United States District Court
District of Maryland
101 West Lombard Street
Baltimore, MD 21201

Re: In re Mutual Funds Invest. Litig.:
ERISA Actions MDL-15863 and MDL-15864

Dear Judge Motz:

We are counsel to plaintiffs in Calderon v. Amvescap PLC, JFM-04-824; Corbett v. Marsh & McLennan Cos., JFM-04-883; Walker v. Massachusetts Fin. Servs. Co., JFM-04-1758; Zarate v. Bank One Corp., JFM-04-830; and Wangberger v. Janus Capital Group, Inc., JFM-05-2711 and write in response to Your Honor's letter of August 15, 2006.

This letter is intended to advise Your Honor that, because of events occurring subsequent to the decisions cited in the Janus opinion, with the greatest respect we disagree with the Court's decision that dismissal of these actions is appropriate, and are so advising Your Honor as requested in the August 15 letter. We intend to demonstrate, in a briefing schedule acceptable to Your Honor, that dismissal of each of these actions[1] is inappropriate because:

1. Appeals

Of the decisions cited by Your Honor, Graden v. Conexant Sys., Inc., No. 05-0695, 2006 U.S. Dist. LEXIS 16176 at *8 (D.N.J. Mar. 21, 2006), and Holtzscher v. Dynegy, Inc., No. Civ. A. H-05-3293, 2006 WL 626402, at *5 (S.D. Tex. Mar. 13. 2006) are currently on appeal (Graden, appeal docketed, No. 06-2337, 3d Cir. April 27, 2006, and Holtzscher, appeal docketed, No. 06-20297, 5th Cir. Apr. 18, 2006.

---

[1] We note that, as Your Honor was advised by Clifford Goodstein in an August 10, 2006 status letter to the Court, that, in the Bank One action, "plaintiffs and the defendants have agreed to a term sheet." A copy of that letter is submitted herewith.

In addition, an appeal was filed in LaLonde v. Textron, C.A. No. 02-3348, 2006 WL 519671 at *5 (D.R.I. Mar. 1, 2006) but the action was settled after the appeal was filed.

2. United States Department of Labor Amicus Briefs

a. In Holtzscher, the United States Department of Labor ("D.O.L.") has filed an amicus brief on the standing issue at bar, on behalf of plaintiffs, that concludes with the following statement:

"The plaintiffs seek nothing more and nothing less than the amount they should have received when they withdrew from the Plan. Such a claim is a claim for vested benefits under ERISA. There is no reason to hold that former employees who received less than they should have because of fiduciaries' mismanagement of pension plan assets - precisely the type of plaintiffs that the statute was designed to protect and the type of misconduct that the Act was designed to prohibit - do not have standing under ERISA to sue. Because the plaintiffs present a colorable claim to additional vested benefits under their defined contribution plan, they have standing under the statute." (Footnote omitted.)

A copy of that brief is submitted herewith.

b. The D.O.L. filed a similar amicus brief in Dickerson v. Feldman, et al., No. 06-1616-cv 2d Cir. also supporting plaintiff's position on standing by a former employee. A copy of that brief is also submitted herewith.

c. We are advised that the D.O.L. also intends to file a similar amicus brief supporting plaintiff in Graden. We will submit a copy of that brief upon its receipt.

Because of the pendency of these appeals in the Second, Third, and Fifth Circuits, in which the D.O.L. has or will file amicus briefs on behalf of plaintiffs, we respectfully request the opportunity to re-brief the standing issues to request either re-consideration of the dismissal of the subject actions or, in the alternative, a stay of the dismissal of Janus and any revision of the decisions in the other actions, pending guidance from the Circuits where the standing issue is sub judice.

Accordingly, we respectfully request that Your Honor grant us until September 8, 2006 to submit a brief in support of our position. We recognize that the District Court's Local Rules would require a motion to re-argue Janus within 10 days of the Order in that action, but believe that it would be best if, after we receive the D.O.L.'s amicus brief in Graden, we submit papers in all of the cases together.

Respectfully submitted,

Samuel K. Rosen

SKR:cs
Enclosures

Case 1:04-md-15863-JFM Document 2143 Filed 08/10/2006 Page 1 of 2

MILBERG WEISS

Clifford S. Goodstein
Direct Dial: 212-631-8624
cgoodsteinb@milbergweiss.com

August 10, 2006

**VIA E-FILING**

Honorable J. Frederick Motz
United States District Court for the
District of Maryland
101 West Lombard Street
Baltimore, MD 21201

Re: *In re Mutual Funds Investment Litigation*, MDL-1586
*In re Alger, Columbia, Janus, MFS, One Group, PIMCO and Putnam*,
Civil Action No. 04-MD-15863
One Group Subtrack

Dear Judge Motz:

As lead investor class counsel, after consultation with counsel for the various parties in the One Group Subtrack cases, we submit the following status report:

Schedule of Open Motions: None

Status of Proceedings: The Court has entered orders on the various motions to dismiss. Plaintiffs and Bank One Defendants in the One Group Subtrack have agreed to a term sheet for a settlement to resolve all outstanding claims between them. The parties intend to present the Court with a formal request to stay proceedings as to the Bank One Defendants in the One Group Subtrack shortly. In light of the parties' settlement negotiations, plaintiffs have agreed to extend indefinitely the time in which Bank One Defendants must answer the consolidated amended class action, fund derivative and amended class action ERISA complaints. Plaintiffs have remaining claims against certain Broker Defendants.

Status of Discovery: Plaintiffs have not yet sought discovery from any Broker Defendants, but will seek such discovery after finalizing the term sheet with the Bank One Defendants.

NO. 06-20297

IN THE UNITED STATES COURT OF APPEALS
FOR THE FIFTH CIRCUIT

DALE L. HOLTZSCHER and SEDONNA S. JORDAN,
Plaintiffs-Appellants,

v.

DYNEGY, INC., ET AL.,
Defendants-Appellees.

APPEAL FROM THE UNITED STATES DISTICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS

# BRIEF OF AMICUS CURIAE ELAINE L. CHAO, SECRETARY OF THE UNITED STATES DEPARTMENT OF LABOR IN SUPPORT OF PLAINTIFFS-APPELLANTS REQUESTING REVERSAL

HOWARD M. RADZELY
Solicitor of Labor

TIMOTHY D. HAUSER
Associate Solicitor

KAREN L. HANDORF
Counsel for Appellate and Special Litigation

MEGAN E. GUENTHER
Trial Attorney
United States Department of Labor
Plan Benefits Security Division
200 Constitution Avenue, N.W., Room 4611
Washington, D.C. 20210
Phone: (202) 693-5586
Fax: (202) 693-5610

# TABLE OF CONTENTS

## TABLE OF AUTHORITIES

**Federal Cases:** Page

**Federal Statutes**:

**Other Authorities**:

## STATEMENT OF THE ISSUE

The plaintiffs in this case are former employees who participated in a defined contribution plan sponsored by their employer, Illinois Power Company, a subsidiary of Dynegy, Inc. The plaintiffs, who withdrew their accounts from the Illinois Power Company Incentive Savings Plan ("Plan") upon terminating their employment, claim that while the plaintiffs were employed by Illinois Power Company, the defendants breached their fiduciary duties under ERISA, causing losses to the Plan. As a result of the losses, the plaintiffs' distributions were less than they should have been. The question presented is whether, under these circumstances, the plaintiffs have standing to sue on behalf of the plan as "participants" within the meaning of ERISA section 502(a)(2), 29 U.S.C. § 1132(a)(2).

## INTEREST OF THE SECRETARY OF LABOR

The Secretary of Labor has primary authority to interpret and enforce the provisions of Title I of ERISA. See Secretary of Labor v. Fitzsimmons, 805 F.2d 682, 689-94 (7th Cir. 1986) (Secretary's interests include promoting the uniform application of the Act, protecting plan participants and beneficiaries, and ensuring the financial stability of plan assets) (en banc). The Secretary therefore has a strong interest in ensuring the proper interpretation of ERISA. Here, the district court wrongly found that ERISA deprives the plaintiffs of standing to sue merely because the plaintiffs terminated their employment and received distributions of their plan accounts. If the plaintiffs' allegations are correct, the defendants' fiduciary breaches caused losses to the defined contribution plan before the plaintiffs terminated their employment and withdrew from the Plan, and thus the defendants caused a diminution in the amount of benefits the plaintiffs received when they left the Plan. Because this diminution in benefits gives the plaintiffs a "colorable claim" to increased benefits, ERISA cannot be read to deprive the plaintiffs of standing to sue.

## STATEMENT OF THE FACTS

1. Named plaintiffs Dale L. Holtzscher and Sedonna S. Jordan are former employees of Illinois Power Company, a subsidiary of Dynegy, Inc. Complaint ("Compl.") at ¶¶ 6, 7. The named plaintiffs invested in the Illinois Power Company Incentive Savings Plan until shortly after their employment ended on September 30, 2004. Holtzscher v. Dynegy, Inc., No. Civ. A. H-05-3293, 2006 WL 626402, at *2 (S.D. Tex. Mar. 13, 2006)(attached as Appendix A to this brief). The plaintiffs then voluntarily withdrew their Plan accounts. Id.

The Illinois Power Company Incentive Savings Plan is a defined contribution plan under ERISA § 3(34), 29 U.S.C. § 1002(34), established for the benefit of employees of Illinois Power Company and Dynegy Midwest Generation, Inc. Compl. at ¶¶ 20, 21. In a defined contribution plan, "benefits [are] based solely upon the amount contributed to the participant's account, and any income, expenses, gains, and losses, and forfeitures of accounts of other participants which may be allocated to such participant's account." 29 U.S.C. § 1002(34).[1] During the time period relevant to this case, employees of Illinois Power Company could make before-tax and after-tax contributions to the Plan, which were invested in one of a number of different funds at the employees' direction. Compl. at ¶¶ 23, 24. One of these funds was an employer stock fund, which invested in Dynegy stock. Id. at ¶ 23.

Illinois Power Company also could make matching and discretionary contributions to the Plan. Compl. at ¶ 25. These matching and discretionary contributions were made in Dynegy stock. Id. Beginning in 2002, once matching and discretionary contributions were deposited in the Plan, employees could

---

1 In a defined contribution plan, participants are vested in their own contributions and earnings made on those contributions at all times. A participant becomes vested in employer contributions and earnings made on those contributions when the participant fulfills the plan's criteria—often a requirement that the participant work for the employer for a certain number of years. See United States General Accounting Office, Answers to Key Questions about Private Pension Plans, GAO-02-745SP at 14 (Sept. 18, 2002), available at http://www.gao.gov/new.items/d02745sp.pdf.

redirect these contributions toward other funds within the Plan at any time. Id. at ¶¶ 26, 27.

Pursuant to ERISA sections 409 and 502(a)(2), 29 U.S.C. §§ 1109 and 1132(a)(2), the named plaintiffs brought this case as a class action against Dynegy, Inc., the Dynegy, Inc. Benefits Plan Committee, which was responsible for Plan administration, and the members of the Dynegy, Inc. Benefits Plan Committee. Compl. at ¶¶ 9-19. The plaintiffs allege that, as Plan fiduciaries, the defendants breached their duties under ERISA between 2000 and 2002 by knowingly making affirmative misrepresentations to Plan participants about the performance and financial state of Dynegy, Inc., failing to disclose information regarding the true performance of Dynegy, Inc., and continuing to invest plan assets in Dynegy stock and offer Dynegy stock as an investment option for Plan participants while knowing that the price of the stock was artificially inflated because of sham transactions and other questionable business practices that Dynegy engaged in to manipulate energy prices and boost its stock price. See Plaintiffs' Resp. to Def's Mot. to Dismiss at 2-3; Compl. at ¶¶ 28-46, 64, 67-85. These fiduciary breaches allegedly caused a loss to the Plan. Id. at ¶ 102-05.

The defendants moved to dismiss, arguing that the named plaintiffs were not participants in the Plan within the meaning of ERISA and thus lacked standing to sue. Def's Mem. in Supp. of Mot. to Dismiss at 10. Under the Supreme Court's decision in Firestone Tire & Rubber Co. v. Bruch, 489 U.S. 101, 117 (1989), former employees are plan participants under ERISA if they have "a reasonable expectation of returning to covered employment or . . . a 'colorable claim' to vested benefits." The defendants contended that the plaintiffs, who had no expectation of returning to covered employment, did not have a colorable claim to vested benefits. Instead, the defendants argued that they sought damages, which the defendants defined as, "some 'speculative' amount above and beyond the full value of the Plan accounts that [the plaintiffs] voluntarily elected to receive when they 'cashed out' their plan interest." Def's Mem. in Supp. of Mot. to Dismiss at 12. Defendants argued that as former employees who withdrew their plan accounts upon terminating their employment, the plaintiffs had received the full value of their Plan accounts and thus had no "colorable claim to vested benefits." Id. at 10-12.

The plaintiffs countered that they had a colorable claim to vested benefits because they had not received all benefits due to them under the Plan. But for the defendants' breach of their fiduciary duties, both the total amount of plan assets and the plaintiffs' accounts would have been greater. Plaintiffs Resp. to Defs' Mot. to Dismiss at 9.

2. In an order dated March 13, 2006, the district court dismissed the plaintiffs' claims, holding that the plaintiffs did not have a colorable claim for

vested benefits and, therefore, were not Plan participants with standing to sue under ERISA. Holtzscher, 2006 WL 626402, at *5. Relying on this Circuit's decisions in Yancy v. American Petrofina, Inc., 768 F.2d 707, 708 (5th Cir. 1985)(per curiam) and Sommers Drug Stores Co. Employee Profit Sharing Trust v. Corrigan, 883 F.2d 345, 349-50 (5th Cir. 1989), the court stated that the Fifth Circuit, in determining whether former employees have a colorable claim for vested benefits, as required for standing under Firestone, distinguishes between claims for vested benefits and claims for damages. Holtzscher, 2006 WL 626402, at *3. According to the district court, while former employees who have received lump-sum distributions may sue for vested benefits, they do not have standing to sue for damages because, by receiving their lump-sum distribution, they have already received the full amount due to them under the plan. Id. The plaintiffs' claims, the district court ruled, were only claims for damages, not vested benefits. Id. at *4.

The district court distinguished the plaintiffs' claims from those presented in Sommers, where the plaintiffs claimed that they did not receive the full amount that they were due under a terminated defined contribution plan because plan fiduciaries sold the employer stock in the plan for less than full market value. Holtzscher, 2006 WL 626402, at **3-4. According to the district court, this Circuit found the plaintiffs' claims in Sommers were akin to a simple claim that defendants held back a portion of benefits, and, thus, the plaintiffs' claims were for vested benefits. Id. at *4. By contrast, according to the district court, the Holtzscher plaintiffs were not claiming that a portion of their benefits was held back when they withdrew their account balances. Id. "Instead plaintiffs allege that the amount in their Plan accounts available for withdrawal was too small because defendants' false and misleading statements about Dynegy's revenues, earnings, and operations resulted in an overall diminution in value of Plan assets (i.e. Dynegy stock) available for distribution." Id. The court found these losses, which resulted from the defendants' decision to continue investing in Dynegy stock and offering Dynegy stock to participants as an investment option, were too speculative to be a claim for vested benefits. Id. The plaintiffs' claims, according to the court, more closely resembled claims for damages. Id. Accordingly, the district court granted the defendants' motion to dismiss and this appeal followed.

## SUMMARY OF THE ARGUMENT

The Plaintiffs have standing under ERISA to sue as former employees who seek to recover losses to be paid to the Illinois Power Company Incentive Savings Plan in which they participated. ERISA allows plan participants to sue to remedy fiduciary breaches, and it defines "participant" as "any employee or former employee of an employer . . . who is or may become eligible to receive a benefit of any type from an employee benefit plan which covers employees of such employer." 29 U.S.C. § 1002(7). The Supreme Court in Firestone Tire & Rubber Co. v. Bruch, 489 U.S. 101, 117-18 (1989), stated that former employees meet this definition of "participant" where they have a "colorable claim" to plan benefits. The plaintiffs have just such a claim here.

The plaintiffs' claim is that fiduciary breaches caused losses to the Plan, and, because benefits under defined contribution plans are linked directly to the performance of the plans' assets, 29 U.S.C. § 1002(34), caused a corresponding diminution in the amount of the benefits that they received upon pay-out. This case is therefore indistinguishable from Sommers Drug Stores Co. Employee Profit Sharing Trust v. Corrigan, 883 F.2d 345, 350 (5th Cir. 1989), where this Court correctly held that plaintiffs had standing to sue on behalf of a liquidated defined contribution plan, because if the plaintiffs proved their claim they would be eligible to receive an increased benefit – the additional amount that they would have received at distribution if the defendants had not breached their fiduciary duties. ERISA's primary remedial goal to protect individual pension rights and to ensure that retirees receive the pensions to which they are entitled requires that former employees who have not received all of the benefits to which they are entitled be able to bring suit to make them whole. This result is dictated by the terms of the statute, which defines "participant" to include a former employee who is or may become eligible to receive a benefit. ERISA section 3(7), 29 U.S.C. § 1002(7).

ARGUMENT

THE PLAINTIFFS HAVE STANDING UNDER ERISA TO BRING THIS SUIT BECAUSE THEY HAVE A COLORABLE CLAIM FOR VESTED BENEFITS IF THEY PREVAIL ON THEIR FIDUCIARY BREACH CLAIMS.

Congress enacted ERISA following the economic collapse of the Studebaker-Packard Corporation as a direct response to the inadequacies of the existing pension laws, which failed to ensure that the terminated Studebaker employees received the pensions that they had been promised. Nachman Corp. v. Pension Benefit Guar. Corp., 446 U.S. 359, 375 (1980), quoting, 2 Leg. Hist. 1599-1600 (Statement of Senator Williams, one of the chief sponsors of the bill) ("the shutdown of Studebaker operations in South Bend, Ind., in 1963," caused 4,500 workers to lose "85 percent of their vested benefits because the plan had insufficient assets to pay its liabilities"). In enacting ERISA, Congress thus sought "to protect . . . the interests of participants in employee benefit plans . . . by establishing standards of conduct, responsibility, and obligations for fiduciaries of [such] plans," and by "providing for appropriate remedies, sanctions, and ready access to the Federal courts." 29 U.S.C. § 1001(b) (emphasis added).

"The legislative history of ERISA indicates that Congress intended the federal courts to construe the Act's jurisdictional requirements broadly in order to facilitate enforcement of its remedial provisions." Vartanian v. Monsanto, 14 F.3d 697, 702 (1st Cir. 1994), citing S. Rep. No. 127, 93rd Cong., 2d Sess. 3 (1974), reprinted in U.S.C.C.A.N. 4639, 4871. To this end, ERISA's comprehensive civil enforcement scheme provides, in section 502(a)(2), 29 U.S.C. § 1132(a)(2), that "a civil action may be brought" by a plan "participant" to obtain "appropriate relief" under ERISA section 409, 29 U.S.C. § 1109. Section 409 makes a plan fiduciary personally liable to the plan for any losses stemming from fiduciary breaches. Moreover, to serve its broad remedial purposes, the statute expansively defines "participant" as "any employee or former employee of an employer . . . who is or may become eligible to receive a benefit of any type from an employee benefit plan which covers employees of such employer." 29 U.S.C. § 1002(7).

The plaintiffs are "participants" within the meaning of ERISA because they will be entitled to additional vested benefits if they succeed on their fiduciary breach claim. The plan at issue here is a defined contribution plan within the meaning of section 3(34) of ERISA, 29 U.S.C. § 1002(34). In such a plan, "benefits [are] based solely upon the amount contributed to the participant's account, and any income, expenses, gains, and losses, and forfeitures of accounts of other participants which may be allocated to such participant's account." 29

U.S.C. § 1002(34). The amount in the participant's account constitutes the participant's vested benefits. See United States General Accounting Office, Answers to Key Questions about Private Pension Plans, GAO-02-745SP at 13 (Sept. 18, 2002), available at http://www.gao.gov/new.items/d02745sp.pdf. Thus, the amount of the participant's vested benefits in a defined contribution plan increases in direct proportion to any increase in plan assets and diminishes in proportion to any losses.

Because the fiduciary breaches alleged by the plaintiffs resulted in fewer assets in the Plan, the plaintiffs received less than they should have when they left the Plan. Thus, they have a colorable claim to vested benefits and standing to sue under section 502(a)(2), as former employees who seek to recover losses to the Illinois Power Company Incentive Savings Plan. A holding to the contrary would mean that when former employees receive payment of benefits from a defined contribution plan that are reduced because of a fiduciary breach -- no matter how far short their payment falls from the benefits they otherwise would have received -- the employees are deprived of standing to sue under ERISA. That position cannot be squared with the text of ERISA, the Supreme Court's decision in Firestone Tire & Rubber Co. v. Bruch, 489 U.S. 101 (1989), or this Court's decision in Sommers Drug Stores Co. Employee Profit Sharing Trust v. Corrigan, 883 F.2d 345 (5th Cir. 1989).

A. Plaintiffs meet the requirements for standing because they have a colorable claim that they will be entitled to additional vested benefits if they prevail on their fiduciary breach claims.

In Firestone, 489 U.S. at 117, the Supreme Court considered the statutory definition of "participant" in the context of a suit to enforce ERISA's plan document disclosure provisions. The Court held that, in order to be considered a participant entitled to plan documents, a former employee must either have "a reasonable expectation of returning to covered employment" or "a colorable claim that (1) he or she will prevail in a suit for benefits, or that (2) eligibility requirements will be fulfilled in the future." Id. at 117-18.

This Court has recognized the danger of reading Firestone "to reduce the standing question to a straightforward formula applicable in all cases." Christopher v. Mobile Oil Corp., 950 F.2d 1209, 1221 (5th Cir. 1992)(reversing district court's dismissal of ERISA section 510 claims on standing grounds).[2] Similarly, the First Circuit, quoting Christopher, noted that "[t]he Supreme Court's discussion in Firestone of the ERISA term 'participant' was developed outside of the 'standing' context," and should not be read to "frustrate Congress's intention to

2 See also Panaras v. Liquid Carbonic Indus. Corp., 74 F.3d 786, 790-91 (7th Cir. 1996) (finding the Supreme Court's language in Firestone does not support an overly technical and narrow reading of "vested benefits," but instead suggests that the phrase should be interpreted expansively and "[t]he requirement of a colorable claim is not a stringent one"); Davis v. D.L. Featherstone, 97 F.3d 734, 737-38 (4th Cir. 1996) ("[a] claim is colorable if it is arguable and nonfrivolous, whether or not it would succeed on the merits").

remove jurisdictional and procedural obstacles to [fiduciary breach] claims." Vartanian, 14 F.3d at 701-02. Thus, in determining who should be a "participant" for standing purposes, courts have read the definition "in the context of traditional concepts of standing" by determining "whether a person is the proper party to request adjudication of a particular issue, whether a person has alleged such a personal stake in the outcome of the justiciable controversy that he should be entitled to obtain its judicial resolution." Astor v. Int'l Bus. Machs. Corp., 7 F.3d 533, 538-39 (6th Cir. 1993), quoted in Vartanian, 14 F.3d at 701 and Swinney v. General Motors Corp., 46 F.3d 512, 518 (6th Cir. 1995).

Under traditional concepts of standing as well as the language of Firestone, the term "participant" in 29 U.S.C. §1002(7) must be read to include the plaintiffs because they have colorable claims to benefits and have a personal stake in the outcome of the litigation. The plaintiffs claim that the defendants breached their fiduciary duties causing a loss to the Plan and, as a result, the plaintiffs did not receive all the benefits to which they were entitled. The alleged fiduciary misconduct occurred when plaintiffs were still employees accruing benefits under the Plan and, therefore, had a negative impact on the amount of money allocated to their individual accounts and ultimately paid to them. The relief that the plaintiffs seek, restoration of losses to the Plan, if granted, would be allocated to their individual accounts and lead to an additional distribution. Their claims are thus colorable claims to vested benefits under the Firestone criteria and meet the traditional requirements for standing.

To hold otherwise would produce the absurd result that when a fiduciary breach causes significant financial losses to a defined contribution plan, thereby substantially diminishing the benefits payable to all of the plan's participants, affected employees who stayed in the plan could bring an action to recover their lost benefits, while employees who retired and took a diminished distribution could recover nothing at all. That result cannot be correct--either all affected employees have a "colorable claim" or none do. Certainly, if two participants with equal account balances incur equal losses on the same date, it would neither promote ERISA's remedial objectives nor comport with its broad definition of "participant," to find that the participant who had not yet retired retains standing to recover the losses sustained in his account, but that the participant who had actually received a retirement distribution, which was reduced to the same extent because of the exact same breach, did not have standing. Nothing in ERISA compels such an arbitrary or illogical result.

B. The plaintiffs have standing under ERISA for the same reasons that the plaintiffs in Sommers had standing.

This Court has already held that plaintiffs who receive lump-sum distributions from a defined contribution plan have standing to sue as participants if they allege that fiduciary breaches reduced the amount they should have received. Sommers, 883 F.2d at 348-50. In Sommers, the plaintiffs alleged that the defendants sold the shares of employer stock in a defined contribution plan for less than fair market value when terminating the plan, and, as a result, the plaintiffs received less than they should have received. The court likened the plaintiffs' claims to a claim that benefits were miscalculated. Id. at 350. If the plaintiffs prevailed, they would be "'eligible to receive a benefit'—the remainder of what was owed them and should have been paid to them at the time they received their lump sum settlement." Id. Thus, the plaintiffs had a colorable claim to vested benefits and had standing under ERISA, even though they had already received lump-sum distributions from the terminated plan. Id. at 349-50.

As participants in ERISA-covered defined contribution plans, the plaintiffs, both here and in Sommers, were entitled to a distribution of the earnings in their accounts as managed by plan fiduciaries in accordance with ERISA's fiduciary obligations. If, as the plaintiffs here allege, they received smaller distributions than they would otherwise have received as a result of the defendants' fiduciary breaches, they have yet to obtain all of the benefits to which they were entitled under ERISA, and have standing to bring suit as plan participants. In seeking restoration to the Illinois Power Company Incentive Savings Plan for alleged fiduciary breaches that took place before the disbursement of benefits, the plaintiffs seek amounts that can and should be allocated in a manner that ultimately augments their individual benefits. These amounts are precisely the "benefits" to which a plan participant in a defined contribution plan is entitled under ERISA. 29 U.S.C. § 1002(34). Thus, the plaintiffs have a personal stake in the outcome of this litigation and a colorable claim to benefits within the meaning of Firestone and Sommers that gives them standing to bring a fiduciary breach claim seeking to restore losses to the Plan.

The district court read Sommers too narrowly in holding that the plaintiffs did not have standing because they were seeking damages rather than benefits. The crucial distinction is not whether the claim is for damages, but whether the claim, even if for damages, will result in additional vested benefits -- giving the plaintiffs a sufficient stake in the outcome to satisfy standing requirements. If the claim will not increase the amount the plaintiff receives from the plan, he does not have standing as a participant. Sommers, 883 F.2d at 350. For example, in Yancy, 768 F.2d at 708, an employee retired when his employer announced that it intended to amend its defined benefit retirement plan to use a less favorable interest rate for calculating lump-sum distributions, but gave employees approximately three months to retire under the older, more generous rate.[3] After retiring before the

---

[3] In a defined benefit plan, the participant receives a fixed benefit set forth in the plan document. The employer is required to make contributions to the plan, and the assets of the plan are invested to insure that there will be sufficient money

amendment went into effect and receiving the full amount due to him under the plan, he sued, alleging that the amendment violated ERISA. Because the plan was a defined benefit plan, even if he had succeeded in proving his claim that the amendment was illegal, it would not have increased the benefits to which he was entitled. He had already received everything he could receive under the terms of the plan.

As the Sommers court explained, Yancy "conceded that the lump sum received was the full amount due under the terms of the plan in effect when [he] retired." Sommers, 883 F.2d at 350; Yancy, 768 F.2d at 708. Instead, he sought the "sum that possibly could have been earned if he had continued working." Id. at 709. Because he would not have received additional benefits if he proved his claim, he did not have a colorable claim to benefits but was instead only seeking damages. See Sommers, 883 F.2d at 350.[4]

The Sommers court distinguished the claims in Yancy from the claims before it, noting that the crucial element in determining whether plaintiffs have a colorable claim for vested benefits is whether the relief sought will increase the

---

in the plan to cover the promised benefits. The amount of the benefit for each participant does not increase or decrease when the plan experiences gains or losses. See GAO-02-745SP at 8-10.

[4] Similarly, the plaintiffs in Kuntz v. Reese, 785 F.2d 1410, 1411 (9th Cir. 1986)(per curiam) lacked standing because they had received all that was due to them under the plan; their claim that the defendants wrongly told them that the plan entitled them to more would not have increased the amount of benefits they received from their defined benefit plan.

benefits due to them. Sommers, 883 F.2d at 350. Yancy's damage claim would not increase the benefits due to him because he had received all the benefits he was entitled to under the plan. Id. In contrast, the Sommers plaintiffs had a colorable claim to benefits and thus had standing because they sought "the remainder of what was owed to them and should have been paid to them at the time they received their lump sum settlement." Id.

Where plaintiffs claim, as they did in Sommers and as they do here, that they received less than all of the benefits to which they are entitled as a direct result of fiduciary breaches that caused losses to their plans, they clearly also state a colorable claim for benefits. Under Sommers they have standing to bring their claims.

C. District courts have properly interpreted Sommers to give standing to plaintiffs similarly situated to the Holtzscher plaintiffs.

A number of district courts, both inside and outside the Fifth Circuit, have interpreted Sommers properly to conclude that plaintiffs similarly situated to the plaintiffs here have standing to sue for the reasons explained above. See, e.g., In re Mut. Funds Investment Litig., 403 F. Supp. 2d 434, 441-42 (D. Md. 2005); In re Williams Cos. ERISA Litig., 231 F.R.D. 416, 422-23 (N.D. Okla. 2005); Thompson v. Avondale Indus., Inc., No. Civ.A 99-3439, 2001 WL 1543497, at *2 (E.D. La. Nov. 30, 2001) (unpublished)(attached as Appendix B to this brief); and

Kuper v. Quantum Chemical Corp., 829 F. Supp. 918, 923 (S.D. Ohio 1993), aff'd sub nom. Kuper v. Ivenko, 66 F.3d 1447 (6th Cir. 1995).[5]

For example, the Williams Companies' plan, like the Plan here, was a defined contribution plan that allowed employees to invest their own plan contributions in employer stock which was matched with employer stock. In re Williams Cos. ERISA Litig., 231 F.R.D. at 422-23. The Williams plaintiffs claimed that the defendants breached their fiduciary duties by maintaining the employer stock option when continuing to do so was imprudent. Relying on Sommers, the court held that former employees who had taken lump-sum distributions from the plan had standing, because their account balances would

[5] In addition to the present case, the Northern District of Texas found in Hargrave v. TXU, 392 F. Supp. 2d 785 (N.D. Tex. 2005), appeal docketed No. 05-11482 (5th Cir. Dec. 29, 2005), that standing under ERISA does not extend to plaintiffs whose plan distributions were reduced due to fiduciary breach. Hargrave misinterprets this Circuit's decision in Sommers and other Fifth Circuit precedent in the same way that the district court erred in this case. Since Hargrave was issued, a number of other district courts have relied on Hargrave's erroneous reasoning to deny standing to plaintiffs similarly situated to the Holtzscher and Hargrave plaintiffs. See, e.g., Graden v. Conexant Sys., Inc., No. 05-0695, 2006 WL 1098233 (D.N.J. Mar. 31, 2006), appeal docketed, No. 06-2337 (3d Cir. Apr. 27, 2006) (attached as Appendix C to this brief); Dickerson v. Feldman, 426 F. Supp. 2d 130 (S.D.N.Y. 2006), appeal docketed, No. 06-1616 (2d Cir. Apr. 5, 2006); In re RCN Litig., No. 04-5068, 2006 WL 753149 (D.N.J. Mar. 21, 2006) (attached as Appendix D to this brief); LaLonde v. Textron, Inc., 418 F. Supp. 2d 16 (D.R.I. 2006), appeal docketed, No. 06-1546 (1st Cir. Apr. 3, 2006); In re Admin. Comm. ERISA Litig., No. C03-3302, 2005 WL 3454126 (N.D. Cal. Dec. 16, 2005) (attached as Appendix E to this brief). These decisions rely on the same erroneous reasoning as the district court decisions in Holtzscher and Hargrave and are wrongly decided for the reasons described in this brief.

have been larger at the time they took their distributions if there had been no fiduciary breach. The court held that "[s]ince any recovery from the Plan should be allocated to the accounts of the affected participants, including those . . . who have taken a distribution from the Plan, these plaintiffs and others similarly situated retain 'a colorable claim to benefits' sufficient to confer on them standing to sue under 502(a)(2)." Id. at 422.

Similarly, in Kuper, 829 F. Supp. at 923, the court held that former employees who claimed that the amount in their plan, and thus their lump-sum distributions, were diminished because of fiduciary breaches retained a colorable claim to vested benefits and had standing to sue. The court reasoned that "given that the very basis of the Plaintiffs' complaint is that the distribution of their ESOP shares did *not* represent 'everything due them under the plan'. . ., Plaintiffs claim does appear to be more factually analogous to the claim allowed in Sommers." Id.

Likewise, the District Court of Maryland relied on Sommers to find that former employees who had taken lump-sum distributions from various defined contribution plans continued to have colorable claims to vested benefits when they did not receive all the benefits they were due upon withdrawing from the plan as a result of fiduciary breaches. In re Mut. Funds Investment Litig., 403 F. Supp. 2d at 442. The plaintiffs claimed that while the plaintiffs were employed, the plan fiduciaries breached their duties under ERISA by imprudently investing in mutual funds that engaged in after-hours trading. As a result of these trades, the plaintiffs alleged that the assets of the plans, and consequently the assets attributed to the plaintiffs' accounts, were diminished. The court found that the plaintiffs' circumstances were analogous to those of the plaintiffs in Sommers and held that they had standing to bring their fiduciary breach claims. Such an interpretation was necessary to prevent employees from forfeiting "a cause of action under ERISA to recover what is rightfully theirs under their plan by taking a pay-out of what they incorrectly believe is all that is owed to them." Id.

Finally, in Rankin v. Rots, 220 F.RD. 511 (E.D. Mich. 2004), the court relied on the same reasoning as Sommers to find that a former Kmart employee had standing to bring suit against the bankrupt company's officers and directors alleging breaches of fiduciary duties in connection with Kmart stock held by the company-sponsored 401(k) plan. The court noted that the plaintiff "was a participant in the Kmart plan during the time when the alleged breaches of fiduciary duty occurred." Id. at 519. The court thus declined to hold that the plaintiff lacked standing, noting that such a holding "would permit Kmart to exclude potential class members by simply paying them their vested benefits." Id. at 519-20.

D. Reading ERISA to deny plaintiffs standing to sue once they have received a lump-sum distribution even if that distribution is diminished as a result of a fiduciary breach is contrary to the purposes and policies of ERISA.

Affirming the district court's cramped reading of ERISA's standing requirements would undermine the remedial goals of ERISA, "[t]he primary purpose of [which] is the protection of individual pension rights." H.R. Rep. No. 93-533 (1974), reprinted in 1974 U.S.C.C.A.N. 4639, 4639; see also Martin v. Feilen, 965 F.2d 660, 671 (8th Cir. 1992) (one of ERISA's basic remedies for a breach of fiduciary duty is "to restor[e] plan participants to the position in which they would have occupied but for the breach of trust"). As in Sommers, there is no cause to read the term "participant" so narrowly as to close the courthouse doors to former employees like the plaintiffs here, who claim that they have not received all that they are due under the plan because of the defendants' breaches.

Such a holding would produce the absurd result that employees could be deprived of the right to sue simply by giving them a payment of benefits that is less than all of the benefits to which they are entitled or terminating the plan all together. Rankin, 220 F.R.D. at 519-20 (recognizing absurdity of allowing employers to cut off participant status simply by paying some level of benefits); see Vartanian, 14 F.3d at 702 ("Such a holding would enable an employer to defeat the employee's right to sue for a breach of fiduciary duty by keeping his breach a well guarded secret until the employee receive[d] his benefits or, by distributing a lump sum and terminating benefits before the employee can file suit."); Amalgamated Clothing & Textile Workers' Union, AFL-CIO v. Murdock, 861 F.2d 1406, 1418-19 (9th Cir. 1988)(finding former employees who were receiving benefits due under the plan continued to be participants with standing to sue where necessary to prevent fiduciary from retaining ill-gotten profits).

Moreover, the possibility that employees will leave employment and take lump-sum distributions without realizing that their benefits have been reduced by a fiduciary breach is particularly real in the case of defined contribution plans, like the plan at issue in this case. Defined contribution plans are designed to be portable, meaning that participants can change jobs and take their retirement benefits with them by receiving a distribution of their plan accounts and either rolling the money over into individual retirement accounts or depositing it into their new employer's plan. GAO-02-745SP at 10. Former employees' interest in being paid the full amount that they are owed by the plan is no less great than those of current employees who continue to work and participate in the plan. By holding that these former employees lack standing to sue despite the fact that the benefits they received were allegedly diminished because of fiduciary breaches defeats the purposes of ERISA and endangers employees' retirement security.

The plaintiffs have a "colorable" claim that the defendants breached their duties by, among other actions, imprudently continuing to allow investment of plan assets in

Dynegy stock despite knowing that the stock pri' .nat these breaches caused losses to the Plan, and caused a .ne amount of benefits the plaintiffs received when they withdrew th. s. The plaintiffs seek nothing more and nothing less than the amount they should nave received when they withdrew from the Plan. Such a claim is a claim for vested benefits under ERISA. There is no reason to hold that former employees who received less than they should have because of fiduciaries' mismanagement of pension plan assets – precisely the type of plaintiffs that the statute was designed to protect and the type of misconduct that the Act was designed to prohibit – do not have standing under ERISA to sue. Because the plaintiffs present a colorable claim to additional vested benefits under their defined contribution plan, they have standing under the statute.[6]

---

[6] The plaintiffs' brief also addresses whether the losses the plaintiffs seek are losses to the plan that can be remedied under ERISA section 502(a)(2), 29 U.S.C. § 1132(a)(2). Appellant's Br. at 17-22. The plaintiffs rely on this Court's en banc decision in Milofsky v. American Airlines, Inc., 442 F.3d 311 (5th Cir. 2006) and the Third Circuit's decision in In re Schering-Plough Corp. ERISA Litig., 420 F.3d 231, 242 (3d Cir. 2005) to support their arguments. The Secretary believes that the plaintiffs' position and analysis on this issue is correct. Nevertheless, the Secretary notes that the district court did not consider whether the plaintiffs' losses constitute losses to the plan, and thus this Court need not address this issue.

## CONCLUSION

For the reasons stated above, the Secretary respectfully requests that this Court reverse the decision of the district case dismissing the case.

Respectfully submitted,

HOWARD M. RADZELY
Solicitor of Labor

TIMOTHY D. HAUSER
Associate Solicitor

KAREN L. HANDORF
Counsel for Appellate and
Special Litigation

______________________
MEGAN E. GUENTHER
Trial Attorney
United States Department of Labor
Plan Benefits Security Division
200 Constitution Avenue, N.W.
Room N4611
Washington, D.C. 20210
Phone: (202) 693-5586
Fax: (202) 693-5610

JUNE 28, 2006

CERTIFICATE OF SERVICE

I hereby certify that on June 28, 2006, two copies of the Brief of Amicus Curiae Elaine L. Chao, Secretary of the United States Department of Labor in Support of Plaintiffs-Appellants Requesting Reversal, along with a copy on diskette in PDF, were served using Federal Express courier serve, postage prepaid, upon the following counsel of record:

Scott M. Clearman
Brian D. Walsh
McClanahan & Clearman, L.L.P.
4100 Bank of America Center
700 Louisiana
Houston, Texas 77002

Murray J. Fogler
McDade Fogler L.L.P.
Two Houston Ctr
Suite 1200
909 Fannin
Houston, TX 77010-1006

Michael M. Wilson
Wilson Fulkerson, LLP
700 Louisiana, Suite 5200
Houston, TX 77002

Jack C. Nickens
Nickens, Keeton, Lawless, Farrell & Flack LLP
600 Travis, Suite 7500
Houston, TX 77002

In addition, two copies of the Brief of Amicus Curiae Elaine L. Chao, Secretary of the United States Department of Labor in Support of Plaintiffs-Appellants Requesting Reversal, along with a copy on diskette in PDF, were served via U.S. mail upon the following counsel of record:

Paul J. Ondrasik
Steptoe & Johnson, LLP
1330 Connecticut Avenue, NW
Washington, DC 20036

Megan E. Guenther
Trial Attorney

# No. 06-1616-cv

IN THE UNITED STATES COURT OF APPEALS
FOR THE SECOND CIRCUIT

JEREMY DICKERSON,
Plaintiff-Appellant,
v.

SHEILA FELDMAN, HELEN NELLING, SUSAN E. BEVINGTON, CHRISTOPHER N. AST, EMPLOYEE BENEFITS PLAN COMMITTEE, PENSION AND SAVINGS FUND COMMITTEE, JOHN HUNTER, ROBERT CLAUSEN, ROBERT POTTER, THE NORTHERN TRUST CO., JOHN DOES 1-100, ROBERT T. BLAKELY, PAUL DONOVAN, PAUL H. HATFIELD, ROBERT H. JENKINS, PHILIP R. LOCHNER, JR., FRANK A. METZ, JR., MICHAEL E. MILLER, J. PATRICK MULCAHY, SALLY G. NARODICK, WILLIAM D. RUCKELSHAUS, JOHN B. SLAUGHTER and NANCY STEMME,
Defendants-Appellees.

On Appeal from the United States District Court
for the Southern District of New York

**BRIEF FOR THE SECRETARY OF LABOR AS AMICUS CURIAE SUPPORTING PLAINTIFF-APPELLANT**

HOWARD M. RADZELY
Solicitor of Labor

TIMOTHY D. HAUSER
Associate Solicitor for
Plan Benefits Security

KAREN L. HANDORF
Counsel for Appellate and
Special Litigation

ROBYN M. SWANSON
Attorney
U.S. Department of Labor
200 Constitution Ave., N.W.
Room N-4611
Washington, D.C. 20210
(202) 693-5800

## TABLE OF CONTENTS

# TABLE OF AUTHORITIES

Cases: Page

Cases – continued: Page

Cases – continued: Page

Statutes and regulations: Page



Miscellaneous:

## STATEMENT OF THE ISSUE

The plaintiff in this case is a former employee who participated in a defined contribution plan sponsored by his employer, Solutia, Inc. The plaintiff, who withdrew his account from the Solutia Savings and Investment Plan ("Plan") shortly after terminating his employment, claims that while he was employed by Solutia, the defendants breached their fiduciary duties under ERISA, causing losses to the Plan. As a result of the losses, the plaintiff's distributions were less than they should have been. The question presented is whether, under these circumstances, the plaintiff has standing to sue on behalf of the plan as a "participant" within the meaning of ERISA section 502(a)(2), 29 U.S.C. § 1132(a)(2).

## INTEREST OF THE SECRETARY OF LABOR

The Secretary of Labor has primary authority to interpret and enforce the provisions of Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), 29 U.S.C. §§ 1001 et seq. The Secretary's interests include promoting the uniform application of the Act, protecting plan participants and beneficiaries, and ensuring the financial stability of plan assets. See Secretary of Labor v. Fitzsimmons, 805 F.2d 682, 689-94 (7th Cir. 1986) (en banc). The Secretary therefore has a strong interest in ensuring the proper interpretation of ERISA. Here, the district court wrongly found that ERISA deprives the plaintiff of standing to sue merely because the plaintiff terminated his employment and received distributions of his Plan accounts. If the plaintiff's allegations are correct, the defendants' fiduciary breaches caused losses to the defined contribution plan before the plaintiff terminated his employment and withdrew from the Plan, and thus the defendants caused a diminution in the amount of benefits the plaintiff received when he left the Plan. Because this diminution in benefits gives the plaintiff a "colorable claim" to increased benefits, plaintiff has standing under ERISA to sue.

STATEMENT OF THE FACTS

1. Named plaintiff Jeremy Dickerson is a former employee of Solutia, Inc., an independent spin-off of the Monsanto Company. Complaint ("Compl.") at ¶¶ 13, 100; see also Dickerson v. Feldman, 426 F. Supp. 2d 130, 133 (S.D.N.Y. 2006). Dickerson invested in the Solutia Savings and Investment Plan until shortly after his employment ended in October, 2003. Compl. ¶ 13; 426 F. Supp. 2d at 132. On July 12, 2004, the plaintiff voluntarily withdrew his Plan accounts. 426 F. Supp. 2d at 133.

The Solutia Savings and Investment Plan is a defined contribution plan under ERISA § 3(34), 29 U.S.C. § 1002(34), established for the benefit of employees of Solutia, Inc. Compl. ¶¶ 50, 51, 53. In a defined contribution plan, "benefits [are] based solely upon the amount contributed to the participant's account, and any income, expenses, gains and losses, and forfeitures of accounts of other participants which may be allocated to such participant's account." 29 U.S.C. § 1002(34).[1] During the time period relevant to this case, employees of Solutia could make contributions to the Plan, which were invested in one of a number of different funds at the employees' direction. Compl. ¶¶ 53-57. One of these funds was an employer stock fund, which invested in Solutia stock. Id. ¶ 57; see also Dickerson, 426 F. Supp. 2d at 132-33. Solutia also could make matching and discretionary contributions to the Plan. Compl. ¶¶ 51, 60, 61. These matching and discretionary contributions were made in Solutia stock. Id.

Pursuant to ERISA sections 409 and 502(a)(2), 29 U.S.C. §§ 1109 and 1132(a)(2), the named plaintiff brought this case as a class action against various officers, directors, employers, and committees of Solutia and the Northern Trust Company, which was responsible for Plan administration. Compl. ¶¶ 2-4. The plaintiff alleges that, as Plan fiduciaries, the defendants breached their duties under ERISA between September 1, 1997, and December 15, 2003, by continuing to invest Plan assets in Solutia stock up until two days before Solutia declared

[1] In a defined contribution plan, participants are vested in their own contributions and earnings made on those contributions at all times. A participant becomes vested in employer contributions and earnings made on those contributions when the participant fulfills the plan's criteria—often a requirement that the participant work for the employer for a certain number of years. See United States General Accounting Office, Answers to Key Questions about Private Pension Plans, GAO-02-745SP at 14 (Sept. 18, 2002), available at http://www.gao.gov/new.items/d02745sp.pdf.

bankruptcy and after they were aware of Solutia's "precarious financial condition." Compl. ¶ 2. The plaintiff also alleges that Solutia stock was "an imprudent investment since it was both artificially inflated in price and too speculative to serve as a retirement investment." Id. These fiduciary breaches allegedly caused a loss to the Plan. Id. ¶ 6.[2]

Defendants moved to dismiss, arguing inter alia that the named plaintiff was not a participant in the Plan within the meaning of ERISA and thus lacked standing to sue. Def. Solutia's Mem. in Supp. of Mot. to Dismiss 8-13. Under the Supreme Court's decision in Firestone Tire & Rubber Co. v. Bruch, 489 U.S. 101, 117 (1989), former employees are plan participants under ERISA if they have "a reasonable expectation of returning to covered employment or . . . a 'colorable claim' to vested benefits." The defendants contended that the plaintiff, who had withdrawn the full value of his plan accounts and had no expectation of returning to covered employment, had no "colorable claim to vested benefits." Def. Solutia's Mem. in Supp. of Mot. to Dismiss 11.

The plaintiff countered that he had a colorable claim to vested benefits because he had not received all benefits due to him under the Plan. But for the defendants' breach of their fiduciary duties, both the total amount of plan assets

[2] The Secretary takes no position on the merits of the plaintiff's complaint.

and the plaintiff's account would have been greater. Pl.'s Mem. in Opp. to Mot. to Dismiss 11.

2. In an order dated March 30, 2006, the district court dismissed the plaintiff's claims, holding that the plaintiff lacked standing to sue under ERISA. Dickerson, 426 F. Supp. 2d at 130, 135. ERISA creates a right of action only for participants, beneficiaries, and fiduciaries of benefits plans. Id. at 134 (citing 29 U.S.C. § 1132(a)(3)). In defining "participants" to include "former employees who 'have . . . a reasonable expectation of returning to covered employment' or who have a 'colorable claim' to vested benefits," Firestone, 489 U.S. at 117 (alteration in original; citation omitted), the Supreme Court adopted in part the definition of "participant" set out in Kuntz v. Reese, 785 F.2d 1410, 1411 (9th Cir. 1986). The district court read Kuntz – a case involving a defined benefit plan – to deny standing to former employees whose vested benefits had already been distributed in a lump sum, and concluded that "a plaintiff lacks standing to sue under ERISA where he has taken a final distribution of vested benefits under a defined contribution plan." Dickerson, 426 F. Supp. 2d at 135.

The district court rejected the plaintiff's contention that he had a reasonable expectation of returning to covered employment, because the plaintiff had made no specific request for reinstatement. 426 F. Supp. 2d at 136. Nor did the plaintiff have a colorable claim to vested benefits, according to the district court, because the plaintiff no longer held a plan account and "the Court would be powerless to craft a remedy in which [plaintiff], a non-participant in the Plan, would have any stake." Id. The district court concluded, on this basis, that the plaintiff could not satisfy the redressability element of Article III standing.

In holding that the plaintiff did not have a colorable claim to vested benefits, the district court distinguished Mullins v. Pfizer, Inc., 23 F.3d 663 (2d Cir. 1994), where this Circuit observed that a plaintiff has standing under ERISA if he is "within the 'zone of interests ERISA was intended to protect.'" Dickerson, 426 F. Supp. 2d at 136 (citation omitted). The Mullins plaintiff claimed that he did not receive the full amount due to him under a defined contribution plan because plan fiduciaries knew and deliberately concealed from him their decision to offer employees certain enhanced retirement benefits. He argued that, but for the defendants' misrepresentations, he would have prolonged his retirement in order to receive the enhanced benefits. According to the district court, the Mullins plaintiff could have standing under ERISA because "the purpose of ERISA would be frustrated if the employer were permitted through its own malfeasance to defeat the employee's standing." Dickerson, 426 F. Supp. 2d at 137 (internal quotation marks and citations omitted). By contrast, according to the district court, because the Dickerson plaintiff did not allege that he was misled into cashing out his benefits, the holding in Mullins was "irrelevant." Id. The district court granted the defendants' motion to dismiss and this appeal followed.

## SUMMARY OF THE ARGUMENT

The plaintiff has standing under ERISA to sue as a former employee who seeks to recover losses to the Solutia Savings and Investment Plan which, when paid, will likely cause him to receive an additional distribution of benefits. ERISA allows plan participants to sue to remedy fiduciary breaches, and it broadly defines "participant" as "any employee or former employee of an employer . . . who is or may become eligible to receive a benefit of any type from an employee benefit plan which covers employees of such employer." 29 U.S.C. § 1002(7). The plaintiff's claim is that fiduciary breaches caused losses to the Plan, and, because benefits under defined contribution plans are linked directly to the performance of the plans' assets, 29 U.S.C. § 1002(34), caused a corresponding diminution in the amount of the benefits that he received upon pay-out. If plaintiff prevails on this claim and the plan recovers its lost assets, plaintiff will likely be entitled to receive an augmentation of the benefits he received at pay-out. As such, the plaintiff "may become eligible to receive a benefit" and meets the statutory definition of participant. Because he has a "colorable claim" to vested benefits, the plaintiff also meets the Supreme Court's definition of "participant" in Firestone Tire & Rubber Co. v. Bruch, 489 U.S. 101, 117-18 (1989). A former employee such as the plaintiff here who receives less than he should have when he leaves the plan because of fiduciaries' mismanagement of pension plan assets is precisely the type of plaintiff that the statute was designed to protect.

ARGUMENT

THE PLAINTIFF HAS STANDING UNDER ERISA TO BRING THIS SUIT BECAUSE HE HAS A COLORABLE CLAIM THAT HE IS ENTITLED TO ADDITIONAL VESTED BENEFITS

Congress enacted ERISA following the economic collapse of the Studebaker-Packard Corporation as a direct response to the inadequacies of the existing pension laws, which failed to ensure that the terminated Studebaker employees received the pensions that they had been promised. Nachman Corp. v. Pension Benefit Guar. Corp., 446 U.S. 359, 375 (1980) (quoting 2 Legislative History of ERISA 1599-1600 (Comm. Print 1976) (statement of Sen. Williams, one of the chief sponsors of the bill)). In enacting ERISA, Congress sought "to protect . . . the interests of participants in employee benefit plans . . . by establishing standards of conduct, responsibility, and obligations for fiduciaries of [such] plans," and by "providing for appropriate remedies, sanctions, and ready access to the Federal courts." 29 U.S.C. § 1001(b).

To this end, ERISA's comprehensive civil enforcement scheme provides, in section 502(a)(2), 29 U.S.C. § 1132(a)(2), that "a civil action may be brought" by a plan "participant" to obtain "appropriate relief " under ERISA section 409, 29

U.S.C. § 1109. Section 409 makes a plan fiduciary personally liable to the plan for any losses stemming from fiduciary breaches. The statute expansively defines "participant" as "any employee or former employee of an employer . . . who is or may become eligible to receive a benefit of any type from an employee benefit plan which covers employees of such employer." 29 U.S.C. § 1002(7).

A. Plaintiff has standing because he is a former employee who may become eligible to receive additional benefits from the Solutia Savings and Investment Plan

The plaintiff qualifies as a "participant" under the plain terms of the statute because he is a "former employee" who "may become eligible to receive" additional benefits from the Solutia Savings and Investment Plan if he succeeds on his fiduciary breach claim. The plan at issue here is a defined contribution plan within the meaning of section 3(34) of ERISA, 29 U.S.C. § 1002(34). In such a plan, "benefits [are] based solely upon the amount contributed to the participant's account, and any income, expenses, gains and losses, and forfeitures of accounts of other participants which may be allocated to such participant's account." 29 U.S.C. § 1002(34). The amount in the participant's account constitutes the participant's vested benefits. See United States General Accounting Office, Answers to Key Questions about Private Pension Plans, GAO-02-745SP at 13 (Sept. 18, 2002) ("GAO Report"), available at http://www.gao.gov/new.items/d02745sp.pdf. Thus, the amount of the participant's vested benefits in a defined contribution plan increases in direct proportion to any increase in overall plan assets and diminishes in proportion to any losses.

As a participant in an ERISA-covered defined contribution plan, the plaintiff was entitled to a distribution of the earnings in his account as managed by plan fiduciaries in accordance with ERISA's fiduciary obligations. Because the fiduciary breaches alleged by the plaintiff resulted in fewer assets in the Plan, the plaintiff received less than he should have when he withdrew his benefits from the Plan. In seeking restoration to the Solutia Savings and Investment Plan for alleged fiduciary breaches that took place before he received his benefits, the plaintiff seeks amounts that can and should be allocated in a manner that ultimately augments his individual benefits.[3] These amounts are precisely the "benefits" to which a plan participant in a defined contribution plan is entitled under ERISA. 29 U.S.C. § 1002(34). Thus, plaintiff may be "eligible to receive a benefit" from the Solutia Savings and Investment Plan – the amount he would have received had the defendants not breached their fiduciary duties – and has standing to sue under ERISA section 502(a)(2). 29 U.S.C. §§ 1002(7), 1132(a)(2).

---

[3] If the plaintiff here proves his claim and no longer has a plan account, the district court may set up a constructive trust to distribute any recovery to the participants and beneficiaries. See Nechis v. Oxford Health Plans, Inc., 421 F.3d 96, 103 (2d Cir. 2005); Amalgamated Clothing & Textile Workers Union v. Murdock, 861 F.2d 1406 (9th Cir. 1988). Thus, the district court incorrectly stated that it is powerless to craft a remedy. Dickerson, 426 F.Supp.2d at 136.

Reading the term "participant" to include the plaintiff here is fully consistent with the Supreme Court's decision in Firestone Tire & Rubber Co. v. Bruch, 489 U.S. 101 (1989). In Firestone, the Supreme Court considered the statutory definition of "participant" in the context of a suit to enforce ERISA's plan document disclosure provisions. Id. at 107. The Court held that, in order to be considered a participant entitled to plan documents, a former employee must either have "a reasonable expectation of returning to covered employment" or "a colorable claim that (1) he or she will prevail in a suit for benefits, or that (2) eligibility requirements will be fulfilled in the future." Id. at 117-18. Plaintiff has a colorable claim that he will prevail in a suit for benefits, because he alleges that defendants' fiduciary breaches caused losses to the Plan and reduced the overall amount of benefits to which he was entitled. Thus the plaintiff is a "participant" as that term is defined in Firestone.[4]

To hold otherwise would produce the absurd result that when a fiduciary breach causes significant financial losses to a defined contribution plan, thereby substantially diminishing the benefits payable to all of the plan's participants, affected employees who stayed in the plan could bring an action to recover their lost benefits, while employees who retired and took a diminished distribution could

[4] The plaintiff also argues that he has standing under Firestone because he has a reasonable expectation of returning to covered employment. The Secretary does not address that argument.

recover nothing at all. That result cannot be correct – either all affected employees have a "colorable claim" or none do. Certainly, if two participants with equal account balances incur equal losses on the same date, it would neither promote ERISA's remedial objectives nor comport with its broad definition of "participant" to find that the participant who had not yet retired retains standing to recover the losses sustained in his account, but that the participant who had actually received a retirement distribution, which was reduced to the same extent because of the exact same breach, did not have standing. Nothing in ERISA compels such an arbitrary or illogical result.

Indeed, this Circuit has recognized that Firestone should not be read to unduly restrict standing in ERISA cases. See Mullins v. Pfizer, Inc., 23 F.3d 663, 668 (2d Cir. 1994) (discussing Vartanian v. Monsanto Co., 14 F.3d 697, 701 (1st Cir. 1994) and Christopher v. Mobile Oil Corp., 950 F.2d 1209, 1221 (5th Cir. 1992)).[5] As this Circuit observed, the Supreme Court's "discussion in Firestone [of the ERISA term 'participant'] was not developed in the 'standing' context and 'did not mandate a finding' of lack of standing" in a fiduciary breach claim where the

[5] See also Panaras v. Liquid Carbonic Indus. Corp., 74 F.3d 786, 790-91 (7th Cir. 1996) (finding the Supreme Court's language in Firestone does not support an overly technical and narrow reading of "vested benefits," but instead suggests that the phrase should be interpreted expansively and "[t]he requirement of a colorable claim is not a stringent one."); Davis v. D.L. Featherstone, 97 F.3d 734, 737-38 (4th Cir. 1996) ("A claim is colorable if it is arguable and nonfrivolous, whether or not it would succeed on the merits.").

employee had already received payments from the plan. Mullins, 23 F.3d at 668 (citing Vartanian, 14 F.3d at 701). Instead, this Court held that "ERISA's goal of deterring fiduciary misdeeds" supports a "broad view of participant standing under ERISA." Financial Institutions Ret. Fund v. Office of Thrift Supervision, 964 F.2d 142, 149 (2d Cir. 1992); see also Vartanian, 14 F.3d at 702 ("The legislative history of ERISA indicates that Congress intended the federal courts to construe the Act's jurisdictional requirements broadly in order to facilitate enforcement of its remedial provisions . . . .").

Consequently, in this Circuit, "the basic standing issue [under ERISA] is whether the plaintiff is 'within the zone of interests ERISA was intended to protect.'" Mullins, 23 F.3d at 668 (emphasis omitted); see also, e.g., Leuther v. Blue Cross & Blue Shield, __ F.3d __, 2006 WL 1881438, at *5 (3d Cir. July 10, 2006) (attached as Appendix E to this brief) (concluding that ERISA's statutory standing requirements are a codification of the "zone of interest" analysis).[6] A former employee, like the plaintiff here, who received less than he should have because of fiduciaries' mismanagement of pension plan assets, is precisely the type

[6] Disregarding this Circuit's endorsement in Mullins of the prudential standing "zone of interest" analysis, the district court instead combined constitutional and statutory standing analyses to deny plaintiff standing in this case. The district court held that the plaintiff lacked Article III standing because his injury was not redressable, and that his injury was not redressable because he could not obtain individual relief under ERISA. See Dickerson, 426 F. Supp. 2d at 135. Because the plaintiff's injury is redressable in a suit brought under ERISA section 502(a)(2), he has both statutory and constitutional standing.

of plaintiff that the statute was designed to protect. Such a participant, therefore, should have standing to sue.

The district court incorrectly read Mullins as applicable only to cases where the defendant has misled the plaintiff into cashing out his benefits. The fiduciary breach at issue in Mullins was the defendant's intentional misrepresentations regarding the future availability of enhanced retirement benefits. Mullins, 23 F.3d at 667-68. The plaintiff argued that, "but for" the defendant's breach, he would have received the enhanced retirement benefits because he would not have retired.[7] In holding that the plaintiff had standing, the Court stated that to rule otherwise "would enable an employer to defeat the employee's right to sue for a breach of fiduciary duty by keeping his breach a well guarded secret until the employee receives his benefits or, by distributing a lump sum and terminating benefits before the employee can file suit." Id. Thus, Mullins supports the principle that plaintiffs who receive lump-sum distributions from a defined contribution plan have

---

[7] Other courts of appeals have adopted a similar "but for" test applicable to cases where the plaintiffs claim that the challenged fiduciary breaches led to their status as former plan participants. See Swinney v. Gen. Motors Corp., 46 F.3d 512, 519 (6th Cir. 1995); Christopher, 950 F.2d at 1221; Murdock, 861 F.2d at 1410; but see Raymond v. Mobil Oil Corp., 983 F.2d 1528, 1536 (10th Cir. 1993) (reasoning that "[t]o say that but for [the employer's] conduct, plaintiffs would have standing is to admit that they lack standing"); Stanton v. Gulf Oil Corp., 792 F.2d 432, 435 (4th Cir. 1986) ("The effect of reading in a 'but for' test is to impose participant status on every single employee who but for some future contingency may become eligible.") (emphasis omitted).

standing to sue as participants if they allege that fiduciary breaches reduced the amount they would have otherwise received. Id.

This case is similar to Sommers Drug Stores Co. Employee Profit Sharing Trust v. Corrigan, 883 F.2d 345, 348-50 (5th Cir. 1989), where the Fifth Circuit held that a plaintiff similarly situated to the plaintiff here had standing to sue under ERISA. The court held that plaintiffs who had been participants in a terminated defined contribution plan had standing to bring an ERISA action against fiduciaries for losses allegedly resulting from the sale of the trust's stock for less than fair market value. The court reasoned that the claim was akin to a claim by a former participant for miscalculated benefits, and thus concluded that the plaintiffs had a colorable claim to vested benefits even though they had already received a lump-sum distribution from the terminated plan. Id. at 349-50.

Like the plaintiffs in Sommers, the plaintiff in this case seeks relief that could affect the amount of benefits to which he was entitled when he received his lump sum distribution. The plaintiff was a plan participant when alleged fiduciary breaches occurred that caused losses to the Plan. Compl. ¶ 2. Just as in Sommers, the plaintiff here alleges that his benefits were adversely affected by the fiduciaries' imprudence and disloyalty and, if the plaintiff is successful in his suit and losses to the Plan are restored, his benefits should be augmented. Thus, despite having cashed out his benefits from the Plan, plaintiff has a colorable claim that he is still "eligible to receive a benefit of any type" from the Plan and accordingly is a "participant" for purposes of ERISA standing. 29 U.S.C. § 1002(7).

To be sure, some district courts (including several cited in the district court opinion) have disregarded Sommers to hold that standing under ERISA does not extend to plaintiffs, like Dickerson, who took distributions of their benefits from defined contribution plans before filing suit for fiduciary breach.[8] But those decisions are wrong because they do not account for the nature of benefits under a defined contribution plan. Specifically, those decisions disregard the fact that the amount of a participant's vested benefits in a defined contribution plan increases in direct proportion to any increase in overall plan assets and decreases in proportion to any losses. Thus, where a fiduciary breach results in fewer assets to the plan, plan participants do not receive all of the benefits to which they are entitled when they cash out their benefits. Such participants have standing to sue to recover the amount they would have received were it not for the fiduciary breach.

---

[8] See, e.g., Graden v. Conexant Sys., Inc., No. 05-0695, 2006 WL 1098233 (D.N.J. Mar. 31, 2006), appeal docketed, No. 06-2337 (3d Cir. Apr. 27, 2006) (attached as Appendix A to this brief); In re RCN Litig., No. 04-5068, 2006 WL 753149 (D.N.J. Mar. 21, 2006) (attached at Appendix D to this brief); Holtzscher v. Dynegy, Inc., No. 05-3293, 2006 WL 626402 (S.D. Tex. Mar. 13, 2006), appeal docketed, No. 06-20297 (5th Cir. Apr. 18, 2006) (attached at Appendix B to this brief); LaLonde v. Textron, Inc., 418 F. Supp. 2d 16 (D.R.I. 2006) (settled on appeal); In re Admin. Comm. ERISA Litig., No. C03-3302, 2005 WL 3454126 (N.D. Cal. Dec. 16, 2005) (attached as Appendix C to this brief); Hargrave v. TXU Corp., 392 F. Supp. 2d 785 (N.D. Tex. 2005), appeal docketed No. 05-11482 (5th Cir. Dec. 29, 2005).

By contrast, a number of district courts have properly followed Sommers to grant standing to plaintiffs similarly situated to the plaintiff here. See, e.g., In re Mut. Funds Inv. Litig., 403 F. Supp. 2d 434, 441-42 (D. Md. 2005) (former employees have colorable claims to vested benefits when they did not receive all the benefits they were due upon withdrawing from a defined contribution plan as a result of fiduciary breaches); In re Williams Cos. ERISA Litig., 231 F.R.D. 416, 422-23 (N.D. Okla. 2005) (former employees have colorable claims to vested benefits where their account balances would have been larger at the time they took their distributions from a defined contribution plan if there had been no fiduciary breach); Rankin v. Rots, 220 F.R.D. 511 (E.D. Mich. 2004) (former employee has standing where he was a participant in the defined contribution plan during the time when the alleged breaches of fiduciary duty occurred); Thompson v. Avondale Indus., Inc., No. Civ.A 99-3439, 2001 WL 1543497, at *2 (E.D. La. Nov. 30, 2001) (unpublished) (attached as Appendix F to this brief); and Kuper v. Quantum Chem. Corp., 829 F. Supp. 918, 923 (S.D. Ohio 1993) (former employees who claimed that the amount in their defined contribution plan, and thus their lump-sum distributions, were diminished because of fiduciary breaches retained a colorable claim to vested benefits and had standing to sue), aff'd sub nom. Kuper v. Iovenko, 66 F.3d 1447 (6th Cir. 1995).

The district court also mistakenly believed that because the plaintiff received a final disbursement of vested benefits, his standing is foreclosed by the Ninth Circuit's decision in Kuntz. Kuntz v. Reese, 785 F.2d 1410, 1411 (9th Cir. 1986) (per curiam). But Kuntz did not hold that a plaintiff lacks standing whenever he has received a "final" distribution from a pension plan. See, e.g., Sommers, 883 F.2d at 349. Rather, Kuntz stands for the commonsense proposition that plaintiffs who have received all of the benefits to which they are entitled are no longer "participants" within the meaning of ERISA and, therefore, lack standing to sue. Kuntz involved a defined benefit plan, a type of plan that is "designed and administered to provide fixed – or 'defined' – benefits to the participants based on a benefit formula set forth in the Plan." Wilson v. Bluefield Supply Co., 819 F.2d 457, 459 (4th Cir. 1987); accord Phillips v. Alaska Hotel & Rest. Employees Pension Fund, 944 F.2d 509, 512 (9th Cir. 1991).[9] The Kuntz court held that former employees who filed suit after they had received all of their vested benefits in a defined benefit plan, alleging that defendants had misrepresented their level of benefits, lacked standing under ERISA. 785 F.2d at 1411. The Kuntz plaintiffs did not allege that fiduciary misconduct had reduced the amount of their benefits;

[9] In a defined benefit plan, the participant receives a fixed benefit set forth in the plan document. The employer is required to make contributions to the plan, and the assets of the plan are invested to insure that there will be sufficient money in the plan to cover the promised benefits. The amount of the benefit for each participant does not increase or decrease when the plan experiences gains or losses. See GAO Report at 8-10.

they had already received every dollar they were entitled to receive under the terms of the plan. As such, the court concluded that even "if successful, the plaintiffs' claim would result in a damage award, not an increase of vested benefits." Id. In contrast, the plaintiff here alleges that he did not receive all the benefits to which he was entitled at the time of distribution because fiduciary breaches caused losses to the Plan while he was an employee accruing benefits under the Plan.[10]

B. Reading ERISA to deny plaintiffs standing to sue once they have received a lump-sum distribution even if that distribution is diminished as a result of a fiduciary breach is contrary to the purposes and policies of ERISA

Affirming the district court's cramped reading of ERISA's standing requirements would undermine the remedial goals of ERISA, "[t]he primary purpose of [which] is the protection of individual pension rights." H.R. Rep. No. 93-533 (1973), reprinted in 1974 U.S.C.C.A.N. 4639, 4639; see also Martin v. Feilen, 965 F.2d 660, 671 (8th Cir. 1992) (one of ERISA's basic remedies for a

[10] Also distinguishable from this case is Crawford v. Lamantia, 34 F.3d 28, 32-33 (1st Cir. 1994), the only court of appeals case cited by the district court for the proposition that "a plaintiff lacks standing to sue under ERISA where he has taken a final distribution of vested benefits under a defined contribution plan." Dickerson, 426 F. Supp. 2d at 135. In Crawford, the First Circuit held that a former employee lacked standing to sue the trustees of his employee stock ownership plan (ESOP) for purchasing employer stock at an excessive price. The plaintiff conceded that he had already received a distribution of all the benefits due to him, and the court's decision turned on the fact that "plaintiff ha[d] failed to show that [the] defendants' . . . breach of fiduciary duty had a direct and inevitable effect on his benefits." 34 F.3d at 33 (emphasis in original). The court denied standing because the plaintiff suffered no injury and thus no diminution in benefits.

breach of fiduciary duty is "to restor[e] plan participants to the position in which they would have occupied but for the breach of trust"). The term "participant" should not be read to close the courthouse doors to former employees like the plaintiff here, who claims that he has not received all that he is due under the Plan because of the defendants' breaches.

Such a holding would produce the incongruous result that employees could be deprived of the right to sue simply by giving them a payment of benefits that is less than all of the benefits to which they are entitled or terminating the plan all together. Rankin, 220 F.R.D. at 519-20 (recognizing absurdity of allowing employers to cut off participant status simply by paying some level of benefits); see Vartanian, 14 F.3d at 702 ("Such a holding would enable an employer to defeat the employee's right to sue for a breach of fiduciary duty by keeping his breach a well guarded secret until the employee receive[d] his benefits or, by distributing a lump sum and terminating benefits before the employee can file suit."); Amalgamated Clothing & Textile Workers Union v. Murdock, 861 F.2d 1406, 1418-19 (9th Cir. 1988) (finding former employees who were receiving benefits due under the plan continued to be participants with standing to sue where necessary to prevent fiduciary from retaining ill-gotten profits).

Moreover, the possibility that employees will leave employment and take lump-sum distributions without realizing that their benefits have been reduced by a fiduciary breach is particularly real in the case of defined contribution plans, like the plan at issue in this case. Defined contribution plans are designed to be portable, meaning that participants can change jobs and take their retirement benefits with them by receiving a distribution of their plan accounts and either rolling the money over into individual retirement accounts or depositing it into their new employer's plan. GAO Report at 10. Former employees' interest in being paid the full amount that they are owed by the plan is no less great than those of current employees who continue to work and participate in the plan. By holding that these former employees lack standing to sue despite the fact that the benefits they received were allegedly diminished because of fiduciary breaches defeats the purposes of ERISA and endangers employees' retirement security.

The plaintiff has a "colorable" claim that the defendants breached their duties by, among other actions, imprudently continuing to allow investment of plan assets in Solutia stock despite knowing that the stock price was artificially inflated, that these breaches caused losses to the Plan, and caused a resulting decrease in the amount of benefits the plaintiff received when he withdrew his account. The plaintiff seeks nothing more and nothing less than the amount he should have received when he withdrew from the Plan. Such a claim is a claim for vested benefits under ERISA. Because the plaintiff presents a colorable claim to additional vested benefits under his defined contribution plan and is within the zone of interest ERISA was designed to protect, he has standing under the statute.

CONCLUSION

For the reasons stated above, the Secretary respectfully requests that this Court reverse the decision of the district court dismissing the case.

Respectfully submitted,

HOWARD M. RADZELY
Solicitor of Labor

TIMOTHY D. HAUSER
Associate Solicitor

KAREN L. HANDORF
Counsel for Appellate and
Special Litigation

/s/
ROBYN M. SWANSON
Attorney
United States Department of Labor
Plan Benefits Security Division
200 Constitution Avenue, N.W.
Room N4611
Washington, D.C. 20210
Phone: (202) 693-5800
Fax: (202) 693-5610

JULY 2006

CERTIFICATE OF COMPLIANCE
PURSUANT TO FED. R. APP. P. 32(a)(7)(C) AND CIRCUIT RULE 32(a)(2)
FOR CASE NUMBER 06-1616

Type-Volume Limitations

I certify that pursuant to Fed. R. App. P. 32(a)(7)(c) and the Second Circuit Rule 32(a)(2), the attached amicus brief was prepared using Microsoft Office Word 2003, is proportionally spaced, has a typeface of 14 points or more and contains 7,000 words or less.

Dated: July 18, 2006

/s/
ROBYN M. SWANSON
Attorney

CERTIFICATE OF COMPLAINCE
PURSUANT TO CIRCUIT RULE 32(a)
FOR CASE NUMBER 06-1616

Virus Scan and PDF Duplication

I certify that the text of the brief transmitted to the Court as an e-mail attachment to briefs@ca2.uscourts.gov as a PDF file is identical to the text of the paper copies mailed to the Court and counsel of record. In addition, I certify that the PDF file was scanned for viruses using VirusScan Enterprise 7.1 by McAfee Security. The scan indicated there were no viruses present.

Dated: July 18, 2006

/s/
ROBYN M. SWANSON
Attorney

CERTIFICATE OF SERVICE

I hereby certify that on July 18, 2006, a PDF version was emailed and two paper copies of the foregoing Brief for the Secretary of Labor as amicus curiae were served using Federal Express, postage prepaid, or by courier, upon the following counsel of record:

Ellen M. Doyle
Richard A. Finberg
James A. Moore
Malakoff Doyle & Finberg, P.C.
The Frick Building, Suite 200
437 Grant Street
Pittsburgh, PA 15219
Tel.: 412-281-8400; E-mail: edoyle@mdfpc.com

Ronen Sarraf
Joseph Gentile
Sarraf Gentile, LLP
485 Seventh Avenue
New York, NY 10018
Tel.: 212-868-3610; E-mail: ronen@sarrafgentile.com

Karen M. Wahle [By Courier]
O'Melveny & Myers, LLP
1625 Eye Street, NW
Washington, DC 20006
Tel.: 202-383-5300; E-mail: kwahle@omm.com

Michael John Dell
Kramer Levin Naftalis & Frankel, LLP
1177 Avenue of the Americas
New York, NY 10036
Tel.: 212-715-9129; E-mail: mdell@kramerlevin.com

/s/

ROBYN M. SWANSON
Attorney